INTER & CO, INC.

PAYMENT OF CASH DIVIDEND

INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that its Board of Directors has approved the payment of a cash dividend of US$0.08 per common share of the Company, out of the profit reported in the 2024 financial statements. The dividend will be paid on February 26, 2025, to shareholders of record as of February 17, 2025.

The estimated payment date of the cash dividend for holders of the Company’s Brazilian Depositary Receipts (“BDRs”) is March 14, 2025. The actual payment date and the corresponding amount of such cash dividend to be paid in Brazilian Reais to BDRs holders will be announced after February 27, 2025, once Banco Bradesco S.A., the depositary of the BDR program sponsored by the Company, receives the cash dividend paid to the shares backing the BDRs.

Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co/en).

Belo Horizonte, February 6, 2025.

RAFAELA DE OLIVEIRA VITÓRIA

Investor Relations Officer